Mail Stop 4561

May 19, 2006

By U.S. Mail and Facsimile to 03-5620173

Yakov Cohen
Chief Financial Officer
Israel Bank of Agriculture Ltd.
P.O. Box 20107
Tel Aviv, Israel L3 61200

>   **Re: Israel Bank of Agriculture Ltd.**
>   **Form 20-F for Fiscal Year Ended December 31, 2004**
>   **Filed June 29, 2005**
>   **File No. 002-41957**

Dear Mr. Cohen:

We have reviewed your response dated on May 7, 2006, and have the following additional comment. Where indicated, we think you should revise your document in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Report of Independent Registered Public Accounting Firm, page 2

1. We note your response to prior comment 2 of our letter dated April 5, 2006. While we note your request for an exemption to the requirement to file the audit opinion issued over the audit of your subsidiary, we believe that as long as your primary auditor continues to refer to the subsidiary auditor in the audit opinion, you must file the opinion of the subsidiary auditor. Please amend your 2004 20-F to include the audit opinion of Fibich, Ashkenazi & Co, or represent to us your intention to include the subsidiary audit opinion in your 2005 Form 20-F.

*　　*　　*

 Please file a response to our comment within 10 business days or tell us when you will provide us with a response. Please file your response on EDGAR. Please understand that we may have additional comments after reviewing your response.

 You may contact Margaret Fitzgerald at (202) 551-3556 or me at (202) 551-3490 if you have questions regarding comments on the financial statements and related matters.

       Sincerely,

       Don Walker
       Senior Assistant Chief
       Accountant